AMPEL CO. — FORM C

Offering Statement Under Regulation Crowdfunding

Regulation Crowdfunding Offering for Equity Incentive Program

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SECTION 1: BASIC COMPANY INFORMATION

§227.201(a) — Basic Information About the Company

1.1 Official Company Name

Legal Name: Ampel Co.

DBA/Trade Name: Ampel

1.2 Incorporation Details

State of Organization: Delaware

Date of Formation: February 5, 2026

Entity Type: Corporation

1.3 Company Address

Street Address: 1 Bell Slip, 23L

City: Brooklyn State: NY ZIP: 11222

Website: ampel.ai

1.4 CIK Number

CIK Number: 0002112692

1.5 Fiscal Year End

Fiscal Year End Date: December 31

1.6 Financial Summary

See Section 15 (Financial Statements) for inception-stage financial information. The Company was formed on February 5, 2026 and has no prior fiscal year history.

SECTION 2: DIRECTORS AND OFFICERS

§227.201(b) — Directors and Officers of the Company

Person #1

Full Name: James Baldwin Esse

All Positions Held: Founder, Chairman of the Board, Chief Executive Officer, President, Secretary, Treasurer, Chief Financial Officer

Tenure: Since February 5, 2026 (date of company formation)

Business Experience (Last 3 Years):

Jake Esse is a repeat entrepreneur with experience in technology startups, finance and venture capital, consulting, and corporate development. He spent his most recent two years prior to founding Ampel working as a Senior Manager of Corporate Development at Henkel, a global consumer products and chemicals company. After graduating from Dartmouth College in 2016, Jake started his career working in derivatives trading at Morgan Stanley. He eventually left Morgan Stanley to start his first software company, Brio — the first iteration of Ampel. After closing Brio, Jake worked as a venture capital analyst before starting his second company, Economy — the second iteration of what is now Ampel. After closing Economy, Jake worked in management consulting and then corporate development before founding Ampel Co.

Principal Occupation (Last 3 Years): Senior Manager, Corporate Development at Henkel Corporation (March 2024 – Present); Founder & CEO of Ampel Co. (February 2026 – Present)

Other Employers (Last 3 Years): Yes

- • Name of Employer: Henkel Corporation
- • Principal Business: Consumer Products and Chemicals
- • Dates: March 2024 – Present

SECTION 3: MAJOR STOCKHOLDERS

§227.201(c) — Each Person Who Owns 20% or More of the Voting Power

Stockholder #1

Name: James Baldwin Esse

Percentage of Voting Power: 100%

Number of Shares: 30,000,000 shares of Series 1 Common Stock (super-voting; 20 votes per share)

Relationship to Company: Founder, Chairman & CEO

SECTION 4: BUSINESS AND BUSINESS PLAN

§227.201(d) — The Company's Business and Business Plan

4.1 Product or Service Description

Ampel is a new kind of company: we are committed to meaningful, permanent alignment with the interests of our users. We believe that capitalism is good, but we recognize that it is not working for everyone. Our mission is to make capitalism work for everyone, starting with the most important invention in human history: artificial intelligence. We believe that the only way to make sure AI benefits everyone is to share the value it creates with everyone. Our users receive equity simply for choosing and using Ampel. We are inspiring and building technology for a new generation of companies that want to do the same.

Ampel's core product is an AI chat application, which allows consumers to interact with third-party AI models integrated into Ampel via API. Users may use Ampel to find information, get advice, search the web, and for any other reason they want. We plan to build a platform that makes it easy for other app developers to offer equity to users; and to build software that makes it easy for those developers to integrate their applications with Ampel.

Our three core planned business models are user subscriptions to the Ampel app, a revenue share on apps that use and integrate with Ampel, and an AI-first advertising platform.

4.2 Target Market

Consumer AI Subscriptions ($26B TAM, 23.3% CAGR): The global chatbot market reached $7.76 billion in 2024 and will grow to $27.29 billion by 2030 at a 23.3% CAGR, with ChatGPT generating $1 billion monthly at 79.86% market share. Ampel differentiates through equity ownership — users receive both AI capabilities and monthly equity distributions across $2–$20/month tiers, transforming customers into stakeholders. This creates unprecedented retention and viral growth mechanics in the fastest-growing consumer software category, with a clear path to $180M in subscription revenue by Year 5 (1.3% market share).

Third-Party App Platform ($45B TAM, 12–19.5% CAGR): App stores generated $150.1 billion in gross spending in 2024, with platforms retaining 15–30% commissions worth $37.6–$45B annually. Ampel builds an iframe-based third-party app marketplace (ChatGPT Apps SDK-compatible) with 10% commission for equity-only apps and 25% for deeply integrated apps, enabling developers to leverage our equity infrastructure. Conservative projections show $30M–$75M in platform revenue by Year 5 ($300M GMV), scaling to $300M–$750M by Year 10 as the ecosystem matures.

AI-First Digital Advertising ($265B TAM, 17% CAGR): Google's advertising revenue reached $264.59 billion in 2024, with mobile in-app ads representing a $235.7B market. Ampel introduces conversational-context advertising within chat interfaces and builds an ad network for third-party apps, with users sharing in ad revenue through equity ownership — creating the first user-aligned advertising model. Phased rollout generates $8M by Year 3 (free-tier in-app ads), $40M by Year 5 (platform ad network), and $300M by Year 10 (programmatic AI advertising marketplace), leveraging superior contextual targeting without invasive tracking.

Combined Opportunity: $310B+ TAM growing at 15–20% CAGR, with diversified revenue reaching $270M by Year 5 and $1.3B+ by Year 10 through complementary streams that reduce execution risk and create compounding network effects.

Target Customer: Ampel's target customer is anyone that engages with AI for personal purposes.

4.3 Competitors

Consumer AI Subscriptions Competition: OpenAI's ChatGPT dominates with 79.86% market share and an estimated $1 billion in monthly revenue, offering ChatGPT Plus at $20/month with access to GPT-4o and advanced features. Anthropic's Claude Pro ($20/month) competes on context window size and safety, while Google's Gemini Advanced ($20/month) leverages deep integration with Google Workspace, and Microsoft's Copilot ($20/month) ties into Office 365. Meta is developing Llama-powered consumer products, and Perplexity ($20/month) differentiates through research-focused search integration. Ampel's differentiation: We are the only platform offering equity ownership — users do not just pay for AI access, they become shareholders in the company, fundamentally changing the economic relationship from transaction to partnership.

Third-Party App Platform Competition: Apple's App Store and Google Play dominate with 30% commissions (15% for small developers), generating $37.6–$45B in annual platform revenue through tightly controlled ecosystems. OpenAI's ChatGPT introduced a GPTs marketplace allowing custom AI agents, though monetization remains limited and focused on ChatGPT Plus subscribers. Meta is building an AI app ecosystem within WhatsApp and Messenger, while Microsoft integrates third-party copilots into its enterprise suite. Anthropic remains focused on API distribution rather than consumer platform play. Ampel's differentiation: Our iframe-based architecture enables true third-party applications (not just chatbots), we charge significantly lower commissions (10–25% vs. 30%), and uniquely, we enable third-party apps to distribute equity to their users through our infrastructure — creating a platform where all participants share ownership.

AI-First Digital Advertising Competition: Google generated $264.59 billion in advertising revenue in 2024, dominating search and display advertising with sophisticated AI-powered targeting. Meta generated approximately $131B in 2024 through social advertising with advanced behavioral targeting across Facebook, Instagram, and WhatsApp. Microsoft is integrating ads into Copilot and Bing Chat experiences, while Amazon's advertising business exceeded $50B in 2024 through commerce-driven placements. Perplexity has begun testing sponsored answers in its AI search results, and OpenAI is reportedly exploring advertising models for ChatGPT. Apple's Search Ads and app store advertising generated approximately $5–7B in 2024, focusing on privacy-first targeting. Ampel's differentiation: We are building the first advertising platform where users share in ad revenue through equity ownership, eliminating the adversarial relationship between platform and user. Our conversational-context targeting leverages real-time AI understanding without invasive behavioral tracking, and our platform ad network enables third-party apps to monetize while sharing value with end users — a fundamentally new approach to digital advertising alignment.

4.4 Competitive Advantages

Advantages:

- Only equity-sharing AI platform — Users become shareholders, not just customers, creating unprecedented retention and viral mechanics
- Triple revenue stream diversification — Subscriptions + platform commissions + advertising reduces dependency on any single model
- 10–25% platform commissions vs. 30% — Significantly undercuts Apple/Google, attracting developers seeking better economics
- User-aligned advertising model — Ad revenue flows to users through equity, eliminating platform/user conflict
- AI-native contextual targeting — Conversational understanding enables superior ad relevance without invasive behavioral tracking

Disadvantages:

- Zero existing user base — Competing against ChatGPT's 200M+ users, Google's billions, and established mobile app ecosystems
- Regulatory complexity — Securities law compliance for equity distribution (KYC, Reg CF) adds operational overhead and friction
- Massive incumbent resources — OpenAI has raised over a hundred billion dollars, Google committed $75B in AI capex in 2025, and Apple/Meta have effectively unlimited capital and distribution

4.5 Current State of the Business

At the time of this filing, Ampel is pre-revenue and in the development stage. The Company has developed a minimum viable product in the form of a mobile AI chat application. The Company has no customer or user traction. The only person on Ampel's team is James "Jake" Esse, the Company's Founder, Chairman and CEO. The Company has raised no outside capital to date. Total expenses since inception consist of approximately $2,383 in organizational, filing, platform, and software service fees.

4.6 Timeline/Milestones

- Q1 2026: Core AI chat application gains meaningful traction with consumers
- Q2 2026: Ampel opens platform for third-party developers
- Q3 2026: Multiple third-party applications launch on Ampel to offer equity to users

• Q4 2026: Ampel's users are engaging with third-party applications

• Beyond: Ampel's app ecosystem grows, driving growth of Ampel's app revenue share. The value of the equity distributed to users grows, driving greater user adoption and engagement. Ampel expands internationally and launches AI-forward digital advertising platform. Cash flows from Ampel and third-party applications are distributed to users in the form of dividends.

4.7 Future Plans

Product roadmap:

- Core chat application (launched as MVP)
- Equity distribution tools for third-party developers
- Ampel chat integration tools for third-party developers
- Cross-app context sharing and data controls for users
- AI-forward advertising platform
- App investment and equity trading platform for users

Market expansion:

- International expansion post-U.S. launch

Team building plans:

- Immediate plans to hire product and technical team
- Next phase of hiring to focus on developer relations and community
- Tertiary hiring expected to focus on scaling operations

4.8 Financial Projections

Financial projections are forward-looking and subject to significant uncertainty. Based on management's assumptions about market adoption, the Company projects the following revenue targets:

- Year 1: Minimal revenue (focus on user acquisition and product development)
- Year 5: $270M across subscription, platform, and advertising revenue streams
- Year 10: $1.3B+ through compounding network effects and ecosystem maturity

These projections assume successful execution of all three revenue streams and are not guaranteed. See Section 6 (Risks of Investing) for factors that could cause actual results to differ materially.

4.9 Opportunities

- Ownership Realignment for the AI Era — We are redefining the technology-user relationship by distributing equity to users, ensuring those who create platform value share in returns rather than enriching only shareholders.
- Regulatory and Technology Infrastructure Convergence — Regulation Crowdfunding (Reg CF), tokenization rails, and KYC APIs make fractional equity distribution operationally feasible for the first time,

enabling our business model at scale.

• Equity as Zero-CAC Growth Engine — User ownership replaces paid marketing spend; subscribers become evangelists with financial incentives to recruit, dramatically improving unit economics while creating defensible retention moats competitors cannot replicate.

• Platform Commission Collapse — Epic v. Apple ruling and EU Digital Markets Act are forcing 30% commissions down to 10–17%, validating our 10–25% model while Apple/Google face regulatory pressure and developer exodus.

• AI Development Explosion Meets Distribution Gap — LLM-powered development has created a surge of indie developers launching consumer apps who need efficient user acquisition; our equity-incentivized distribution solves their biggest problem while building our ecosystem.

4.10 Threats

• Incumbent response — OpenAI, Google, or Anthropic could copy equity-sharing model with vastly superior resources and distribution.

• Platform gatekeeping — Apple/Google could restrict Ampel's App Store distribution or impose technical limitations on iframe functionality.

• Securities regulation tightening — Changes to Reg CF rules or state-level securities laws could make equity distribution economically unviable.

• AI cost wars — Price competition from well-funded incumbents (free ChatGPT, subsidized Claude) could compress subscription margins to zero.

• Network effects acceleration — ChatGPT's dominant market position and exponential user growth could create winner-take-all dynamics before Ampel achieves scale.

4.11 Key Personnel

James "Jake" Baldwin Esse — Founder, Chairman & CEO

Jake Esse is a repeat entrepreneur with experience in technology startups, finance and venture capital, consulting, and corporate development. He spent his most recent two years prior to founding Ampel working as a Senior Manager of Corporate Development at Henkel, a global consumer products and chemicals company. After graduating from Dartmouth College in 2016, Jake started his career working in derivatives trading at Morgan Stanley. He eventually left Morgan Stanley to start his first software company, Brio — the first iteration of Ampel. After closing Brio, Jake worked as a venture capital analyst before starting his second company, Economy — the second iteration of what is now Ampel. After closing Economy, Jake worked in management consulting and then corporate development before founding Ampel Co.

Jake had the original vision for Ampel in the fall of 2017 — over eight years ago. Since then, he has relentlessly pursued making user ownership a reality.

SECTION 5: NUMBER OF EMPLOYEES

§227.201(e) — Number of Employees

Full-Time Employees: 0

Part-Time Employees: 0

Contractors: 0

Total: 0

The Company currently has no employees. All functions are performed by the Founder in his capacity as an officer and director of the Company.

SECTION 6: RISKS OF INVESTING

§227.201(f) — Risks of Investing

MANDATORY DISCLOSURE:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

COMPANY-SPECIFIC RISK FACTORS:

Risk 1: Illiquidity and Transfer Restrictions. The securities offered cannot be easily sold or transferred. Securities purchased under Regulation Crowdfunding are subject to a 12-month holding period before they may be resold, subject to limited exceptions. Additionally, the Company's governing documents impose transfer restrictions on the securities. There is no public trading market for the Company's securities, and none may develop. Investors should be prepared to hold these securities indefinitely and should not invest funds they may need access to in the near term.

Risk 2: Pre-Revenue, Development-Stage Company. Ampel is a development-stage company that was formed on February 5, 2026. The Company has no revenue, no operating history, and no customer or user traction. The Company has developed a minimum viable product but has not yet launched commercially. There is no assurance that the Company will successfully launch its product, acquire users, generate revenue, or achieve profitability. A significant majority of startups fail, and investors should expect that this investment may result in a total loss.

Risk 3: Dilution. The Company may issue additional securities in the future, including to employees, contractors, future investors, and strategic partners, which will dilute the ownership percentage of existing security holders. The Company's Certificate of Incorporation authorizes 300,000,000 total shares, including 200,000,000 shares of blank-check preferred stock that the Board may issue without stockholder approval. Future equity financing rounds, if any, will likely be at higher valuations and may include preferences (such as liquidation preferences) that are senior to the securities offered in this offering.

Risk 4: Single Founder and Key Person Dependency. The Company is entirely dependent on its sole founder, James Baldwin Esse, who serves as Chairman, CEO, President, Secretary, Treasurer, and CFO. Mr. Esse performs all operational, technical, strategic, and financial functions. If Mr. Esse were to become unable or unwilling to continue serving in these capacities due to illness, disability, death, or any other reason, the Company would likely be unable to continue operations. There is no management succession plan, and the Company carries no key-person insurance.

Risk 5: Novel and Unproven Business Model. Ampel's equity-for-engagement model — distributing ownership stakes to users as compensation for platform usage — has no precedent at scale. There is no assurance that users will value equity ownership sufficiently to choose Ampel over established competitors, that the model will create the viral growth and retention effects the Company anticipates, or that the economic mechanics of distributing equity can be sustained as the Company scales. The Company may need to fundamentally alter its business model if the equity incentive approach does not produce the expected results.

Risk 6: Regulatory and Legal Risk. The Company's business model involves distributing securities to users, which is subject to complex and evolving federal and state securities regulations. Changes to Regulation Crowdfunding rules, SEC interpretations, or state-level securities laws could make the Company's equity distribution model economically unviable or legally impermissible. Compliance with securities laws, including KYC (Know Your Customer) requirements, imposes ongoing operational costs and adds friction to the user experience. The Company may also face regulatory scrutiny or enforcement actions related to its novel offering structure.

Risk 7: Dependence on Third-Party AI Models and APIs. Ampel's core product relies on AI models provided by third parties (such as OpenAI, Anthropic, Google, and others) accessed via API. These providers may change their pricing, terms of service, or API availability at any time without notice. Significant price increases, service disruptions, or termination of API access by one or more providers could materially impair Ampel's product offering and ability to compete. The Company does not develop its own foundational AI models and has limited ability to mitigate these third-party dependencies.

Risk 8: Intense Competition from Well-Resourced Incumbents. The Company competes against some of the largest and most well-capitalized technology companies in the world, including OpenAI (which has raised over a hundred billion dollars), Google (which committed $75B to AI capital expenditure in 2025), Microsoft, Meta, Apple, and Amazon. These competitors have vastly greater financial resources, larger user bases, more data, established distribution channels, and significant brand recognition. There is no assurance that Ampel can successfully compete against these incumbents, and they may choose to replicate Ampel's equity-sharing model with superior resources.

Risk 9: Platform Distribution Risk. The Company may distribute its mobile application through the Apple App Store, Google Play Store, or other third-party platforms. These platforms may reject, remove, or restrict the Company's application at any time for any reason, including objections to the equity distribution functionality or the securities-related features of the app. Changes to platform policies, commission structures, or technical requirements could adversely affect the Company's ability to reach users.

Risk 10: Crowdfunding Vehicle (SPV) Complexity. Users in this offering do not hold shares of Ampel Co. directly. Instead, they receive membership interests in Ampel Users LLC, a special purpose vehicle (the "Crowdfunding Vehicle") that holds Series 3 Common Stock of Ampel Co. on behalf of its members. This structure adds complexity to the investment. Members' economic rights are indirect and depend on the proper administration of the Crowdfunding Vehicle. The Crowdfunding Vehicle is managed by Ampel Co. as its sole manager, which creates a potential conflict of interest between Ampel Co.'s obligations to its stockholders and its obligations to members of the Crowdfunding Vehicle.

Risk 11: Non-Voting Securities. The securities offered in this offering carry no voting rights. Holders of these securities will have no ability to vote on corporate matters, elect directors, approve mergers or acquisitions, or otherwise influence the governance or strategic direction of the Company. The Company's founder currently holds 100% of the voting power through Series 1 Common Stock with super-voting rights (20 votes per share), and this concentration of control is expected to continue for the foreseeable future.

Risk 12: Tax Treatment of Securities. The tax treatment of securities received through this offering may be complex and could change. While the Company currently understands that the receipt of securities through this program is not expected to be a taxable event (with taxation deferred until a liquidity event, at which point capital gains treatment may apply), there can be no assurance that the IRS or state tax authorities will agree with this position. Changes in tax law or IRS interpretation could result in different tax treatment. Investors should consult their own tax advisors regarding the tax consequences of receiving and holding these securities.

Risk 13: No Assurance of Dividends or Liquidity Events. The Company has no obligation to declare dividends or pursue a liquidity event (such as an IPO or acquisition). The Company's projections reference future dividend distributions, but these are aspirational and depend entirely on the Company generating sufficient cash flow. Early-stage technology companies rarely pay dividends, and the Company expects to reinvest any revenue into operations for the foreseeable future. Investors may never receive any cash return on their investment.

SECTION 7: OFFERING TERMS

§227.201(g)(h)(i)(j)(k)(l) — Offering Amount, Deadline, Use of Proceeds, Investment Process

7.1 Target Offering Amount

Minimum Amount (Target): $0

Maximum Amount: $0

Offering Deadline: December 31, 2026

This offering does not seek to raise capital. Securities are being distributed to users as equity incentive compensation in exchange for their engagement with the Ampel platform. No cash consideration is required from recipients.

Will the Company accept investments above the target? No. This offering has a $0 target and $0 maximum because no cash investment is being solicited.

7.2 Oversubscription Handling

Not applicable. This offering does not involve cash investment and therefore oversubscription does not apply in the traditional sense. The total number of securities available for distribution under this offering is 1,000,000 membership interests in Ampel Users LLC, corresponding to 1,000,000 shares of Series 3 Common Stock held by the Crowdfunding Vehicle.

7.3 Use of Proceeds

This offering does not generate cash proceeds. Securities are distributed as equity incentive compensation rather than in exchange for cash. Accordingly, there are no proceeds to allocate.

The Company will fund its operations, including the costs associated with this offering and the administration of its equity incentive program, through the Founder's personal capital contributions, future financing activities, and, when available, operating revenue. Costs associated with this offering include the funding portal fees described in Section 10.

7.4 Investment Process

This offering is conducted exclusively through Loupt Portal LLC, a registered funding portal. Users of the Ampel platform receive membership interests in Ampel Users LLC through the following process:

1. Users create an account on the Ampel platform

2. Users complete applicable KYC (Know Your Customer) verification through the funding portal

3. Users engage with the Ampel platform through subscriptions or other qualifying activity

4. The Company distributes membership interests to qualifying users through the funding portal on a periodic basis

5. Users may cancel their participation at any time

Minimum Investment Amount: $0 (no cash investment required)

Investment Increments: Not applicable

Cancellation Rights: Investors may cancel their participation until 48 hours before the offering deadline. Cancellation requests should be directed to the funding portal.

SECTION 8: MATERIAL CHANGES

§227.201(k) — Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

SECTION 9: SECURITIES TERMS

§227.201(l)(m) — Price and Terms of the Securities

9.1 Type of Security Being Offered

Membership Interests in Ampel Users LLC (the "Crowdfunding Vehicle"), a Delaware limited liability company that holds Series 3 Common Stock of Ampel Co. on a one-to-one basis. Each membership interest corresponds to one share of Series 3 Common Stock held by the Crowdfunding Vehicle.

9.2 Price Per Security

Price Per Unit: $0.000001 (par value)

Total Number of Securities Offered: 1,000,000 membership interests

This price was determined by the par value of the underlying Series 3 Common Stock at the time of incorporation. The Company is a development-stage company with no revenue, no operating history, and no independent valuation. Par value provides the only established marker for value at this stage of the Company's operating history.

9.3 Terms of the Securities

Voting Rights: None. Membership interests in the Crowdfunding Vehicle carry no voting rights. However, to the extent that the underlying Series 3 Common Stock is ever granted voting rights (which is not currently contemplated), the Crowdfunding Vehicle's operating agreement provides for pass-through voting to members.

Dividend Rights:

• Structure: The underlying Series 3 Common Stock participates pro rata with all Common Stock (Series 1, Series 2, and Series 3) in any dividends declared by the Company. Series 3 has equal economic rights per share to Series 1 (founder shares) and Series 2 (employee shares). The Crowdfunding Vehicle is required to pass through all distributions received on the underlying Series 3 shares to its members on a pro rata basis.

• What This Means: If the Company declares a $1.00 dividend per share, every membership interest holder receives exactly $1.00 per interest — the same as founders and employees. There is no preference, seniority, or subordination — complete economic parity with other common stock series.

• Practical Implications: Holders share in Company profitability on equal economic footing with founders and employees, despite holding non-voting securities. Dividends are rare for early-stage startups; the Company expects to reinvest any revenue into operations for the foreseeable future.

Liquidation Rights:

• Structure: The underlying Series 3 Common Stock participates pro rata with all Common Stock in liquidation distributions. Series 3 has equal economic rights per share to Series 1 and Series 2. Series 3 has no liquidation preference — common stock typically receives proceeds only after preferred stock liquidation preferences are satisfied.

• What This Means: Upon a sale, merger, IPO, or dissolution of the Company, membership interest holders receive their proportionate share of any distributions to common stockholders, after satisfaction of any preferred stock liquidation preferences.

• Practical Implications: Holders fully participate in Company upside and exit value. However, if preferred stock is issued in future financing rounds (which is typical), preferred stockholders will generally receive their investment back before any proceeds are distributed to common stockholders.

Conversion Rights: The underlying Series 3 Common Stock is not convertible into other classes of the Company's stock. Membership interests remain permanently non-voting and cannot be converted to voting securities (Series 1 or Series 2).

Transfer Restrictions: Membership interests are subject to a 12-month holding period under Regulation Crowdfunding and additional transfer restrictions under the Crowdfunding Vehicle's operating agreement. There is no public market for these securities.

9.4 Who Controls the Company

The Company is solely controlled by its Founder and CEO, James Baldwin Esse, who currently holds 100% of the voting power through 30,000,000 shares of Series 1 Common Stock (20 votes per share, totaling 600,000,000 votes). There are no other individuals or entities with 20% or more voting control. As the sole decision-maker with exclusive voting power, Mr. Esse oversees all strategic, operational, and financial aspects of the business.

9.5 How Exercise of Control Could Affect Investors

The Company's Founder has sole voting control and could take actions that adversely affect the value of the securities offered, including:

- Issuing additional securities that would dilute existing holders, including blank-check preferred stock with liquidation preferences senior to common stock
- Approving transactions (acquisitions, mergers, asset sales, leases, debt) that could affect the value of the securities
- Determining compensation levels for himself and other team members, either in cash or equity, that reduce the Company's financial resources
- Making strategic decisions that result in decreased value of the Company
- Hiring and terminating employees and contractors
- Deciding whether and when to pursue a liquidity event (IPO, acquisition, or dissolution)
- Determining whether to declare or withhold dividends

9.6 Obligation to Contribute Capital

Once a user receives their securities, they will have no obligation to contribute money to the Company, and they will not be personally obligated for any debts of the Company. However, under some circumstances they could be required by law to return some or all of a distribution they receive from the Company.

9.7 Preemptive Rights

Investors do not have preemptive rights and will not have the right to participate in future offerings of the Company's securities.

9.8 Risks of Minority Ownership

The securities offered represent a small minority position in the Company. Holders will have no voting rights and no ability to influence the Company's management, strategy, or operations. The Founder holds 100% of the voting power and can make all decisions without consulting or obtaining approval from holders of the securities offered. Minority investors are subject to all risks described in Section 6, including dilution, lack of liquidity, and the Founder's unilateral control over all corporate decisions.

9.9 Other Classes of Securities Outstanding

Immediately before this offering, the following securities are outstanding:

Security	Shares Authorized	Shares Outstanding	Voting Rights	Holder(s)
Series 1 Common Stock	30,000,000	30,000,000	20 votes/share	James Baldwin Esse (Founder)
Series 2 Common Stock	20,000,000	0	1 vote/share	Reserved for employee equity
Series 3 Common Stock	50,000,000	0	Non-voting	Reserved for user equity via Crowdfunding Vehicle
Preferred Stock	200,000,000	0	Per series (TBD)	Blank-check; reserved for future financing

SECTION 10: FUNDING PORTAL

§227.201(n)(o) — The Funding Portal

10.1 Funding Portal Information

Portal Name: Loupt Portal LLC

SEC File Number: 7-446

CRD Number: 328217

Website: loupt.co

10.2 Compensation of Funding Portal

Monthly Platform Fee: $1,500 per month

Per-User Fee: $0.50 per user per month, for each offering, for as long as the offering is live

Success Fee: None (no capital is being raised)

Other Fees: None

Expense Reimbursement: Not applicable

Portal Ownership Interest in Company: No. The funding portal does not hold any ownership interest in Ampel Co. or Ampel Users LLC.

SECTION 11: INDEBTEDNESS

§227.201(p) — Indebtedness of the Company

As of the date of this filing, the Company's material indebtedness consists of one loan:

Creditor	Amount	Interest Rate	Maturity	Purpose
James Baldwin Esse (Founder)	$5,000.00	0%	Payable upon demand	Organizational expenses and working capital (incorporation filing fee, registered agent fee, funding portal fees, software services)

This is an unsecured, interest-free loan from the Company's Founder to fund initial organizational expenses and working capital, including incorporation filing fees, registered agent fees, funding portal fees, and software services. The Company has no other material indebtedness, including no bank loans, lines of credit, or notes payable.

SECTION 12: PRIOR OFFERINGS

§227.201(q) — Other Offerings of Securities Within the Last Three Years

Offering #1:

Date of Offering: February 5, 2026

Type of Security: Series 1 Common Stock

Number of Securities: 30,000,000 shares

Amount Raised: $30.00 (cash consideration of $0.000001 per share), plus assignment of intellectual property (domain name ampel.ai and code repository)

Exemption Used: Section 4(a)(2) of the Securities Act of 1933 (private placement to a single founder)

Use of Proceeds: General corporate purposes; organizational capital

No other offerings of securities have been conducted within the last three years.

SECTION 13: RELATED PARTY TRANSACTIONS

§227.201(r) — Transactions Between the Company and "Insiders"

Transaction #1: Founder Stock Issuance

Description: Issuance of 30,000,000 shares of Series 1 Common Stock to the Company's Founder pursuant to a Restricted Stock Purchase Agreement

Date: February 5, 2026

Name of Insider: James Baldwin Esse

Relationship: Founder, Chairman, CEO, and sole director

Amount/Value: $30.00 in cash consideration, plus assignment of intellectual property (domain name ampel.ai and associated code repository). Shares are subject to a four-year vesting schedule with a one-year cliff (25% vests at the 12-month anniversary, with the remainder vesting monthly over the following 36 months). Double-trigger acceleration applies upon termination without cause within 12 months of a change of control.

Transaction #2: Founder Loan

Description: Interest-free loan from the Founder to the Company to fund initial organizational expenses and working capital (incorporation filing fee, registered agent fee, funding portal fees, and software services)

Date: February 2026

Name of Insider: James Baldwin Esse

Relationship: Founder, Chairman, CEO, and sole director

Amount/Value: $5,000.00, unsecured, interest-free, payable upon demand

There are no other related party transactions to disclose.

SECTION 14: FINANCIAL CONDITION

§227.201(s) — The Company's Financial Condition

14.1 Liquidity

As of the date of this filing, the Company has $2,647.00 in cash on hand. The Company has received $30.00 in cash from the Founder's stock purchase and a $5,000.00 interest-free loan from the Founder, which has been used to pay incorporation filing fees, registered agent fees, funding portal fees, and software services. The Company currently has no recurring revenue, no credit facilities, and no other sources of liquidity.

The Company will require additional capital to fund its operations. The Founder intends to fund initial operating costs through personal capital contributions until the Company can generate revenue or secure external financing. There is no assurance that additional capital will be available on acceptable terms, or at all.

14.2 Capital Resources

As of the date of this filing, the Company has raised $30.00 from the Founder's stock purchase and received a $5,000.00 loan from the Founder. The Company has no other capital resources. Future funding needs and fundraising activities will depend on the Company's ability to generate traction with users and attract external investment.

14.3 Historical Results of Operations

The Company was formed on February 5, 2026 and has not yet commenced revenue-generating operations. From inception through the date of this filing, the Company has incurred approximately $2,383 in expenses related to incorporation filing fees, registered agent fees, funding portal fees, and software services. The Company has generated no revenue and has a net loss of approximately $2,383 for the period from inception through the date of this filing.

14.4 Changes and Trends

The Company was recently formed and does not have sufficient operating history to identify meaningful trends or changes. The Company's future financial condition will depend on its ability to execute on the business plan described in Section 4, including acquiring users, generating revenue, and securing additional capital.

SECTION 15: FINANCIAL STATEMENTS

§227.201(t) — The Company's Financial Statements

Aggregate Offering Amount: $0

Financial Statement Category: (a) $124,000 or less — Officer certification required (no CPA review or audit required)

The financial statements of Ampel Co. for the period from inception (February 5, 2026) through February 28, 2026 are presented below. These financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, all adjustments necessary for a fair presentation have been included.

AMPEL CO.
BALANCE SHEET (UNAUDITED)
As of February 28, 2026

ASSETS

Cash and cash equivalents	$2,647.00
Total Assets	$2,647.00

LIABILITIES

Loan payable — related party (Note 4)	$5,000.00
Total Liabilities	$5,000.00

STOCKHOLDERS' EQUITY (DEFICIT)

Series 1 Common Stock, $0.000001 par value; 30,000,000 shares authorized, 30,000,000 shares issued and outstanding	$30.00
Series 2 Common Stock, $0.000001 par value; 20,000,000 shares authorized, 0 shares issued and outstanding	$0.00
Series 3 Common Stock, $0.000001 par value; 50,000,000 shares authorized, 0 shares issued and outstanding	$0.00

Preferred Stock, $0.000001 par value; 200,000,000 shares authorized, 0 shares issued and outstanding	$0.00
Additional paid-in capital	$0.00
Accumulated deficit	($2,383.00)
Total Stockholders' Equity (Deficit)	**($2,353.00)**

Total Liabilities and Stockholders' Equity (Deficit)	**$2,647.00**

AMPEL CO.

STATEMENT OF OPERATIONS (UNAUDITED)

For the Period from Inception (February 5, 2026) through February 28, 2026

Revenue	**$0.00**
Operating Expenses:	
Incorporation filing fees	$308.00
Registered agent fees	$125.00
Funding portal fees	$1,500.00
Software services	$450.00
Total Operating Expenses	**$2,383.00**
Net Loss	**($2,383.00)**
Net loss per share — basic and diluted	($0.00)
Weighted average shares outstanding — basic and diluted	30,000,000

AMPEL CO.

STATEMENT OF CASH FLOWS (UNAUDITED)

For the Period from Inception (February 5, 2026) through February 28, 2026

Cash Flows from Operating Activities:	
Net loss	($2,383.00)
Net cash used in operating activities	**($2,383.00)**
Cash Flows from Investing Activities:	
Net cash used in investing activities	**$0.00**

Cash Flows from Financing Activities:	
Proceeds from issuance of Series 1 Common Stock	$30.00
Proceeds from related party loan	$5,000.00
Net cash provided by financing activities	**$5,030.00**
Net increase in cash and cash equivalents	**$2,647.00**
Cash and cash equivalents, beginning of period	$0.00
Cash and cash equivalents, end of period	**$2,647.00**

AMPEL CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)

For the Period from Inception (February 5, 2026) through February 28, 2026

	Series 1 Common Stock (Shares)	Series 1 Common Stock (Amount)	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at inception	0	$0.00	$0.00	$0.00	$0.00
Issuance of Series 1 Common Stock for cash and IP	30,000,000	$30.00	$0.00	—	$30.00
Net loss	—	—	—	($2,383.00)	($2,383.00)
Balance at February 28, 2026	**30,000,000**	**$30.00**	**$0.00**	**($2,383.00)**	**($2,353.00)**

AMPEL CO.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of and for the Period from Inception (February 5, 2026) through February 28, 2026

Note 1 — Organization and Summary of Significant Accounting Policies

Organization: Ampel Co. (the "Company") was incorporated in the State of Delaware on February 5, 2026. The Company is building an AI chat application with an equity-for-engagement model, where users earn company equity through subscriptions, referrals, and platform activity. The Company has not yet commenced significant revenue-generating operations.

Basis of Presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and present the financial position, results of operations, cash flows, and changes in stockholders' equity of the Company from inception through February 28, 2026. These financial statements are unaudited.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of February 28, 2026, the Company had $2,647.00 in cash.

Revenue Recognition: The Company has not generated any revenue since inception.

Income Taxes: The Company has not filed any income tax returns and has no income tax provision for the period presented. Any net operating losses generated may be carried forward to offset future taxable income, subject to applicable limitations.

Note 2 — Going Concern

The Company is in the development stage and has not yet generated revenue. The Company has incurred a net loss of $2,383.00 since inception. The Company's cash balance of $2,647.00 as of February 28, 2026 is not sufficient to fund operations for the next twelve months. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the issuance date of these financial statements.

The Company's ability to continue as a going concern is dependent upon its ability to raise additional capital through capital contributions from its Founder, equity financing, or other sources. There can be no assurance that the Company will be successful in raising additional capital or achieving profitable operations.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 — Stockholders' Equity

The Company is authorized to issue a total of 300,000,000 shares, consisting of:

- 30,000,000 shares of Series 1 Common Stock, $0.000001 par value (super-voting; 20 votes per share)
- 20,000,000 shares of Series 2 Common Stock, $0.000001 par value (1 vote per share; reserved for employee equity)
- 50,000,000 shares of Series 3 Common Stock, $0.000001 par value (non-voting; reserved for user equity via crowdfunding vehicle)

• 200,000,000 shares of Preferred Stock, $0.000001 par value (blank-check; terms to be determined by the Board)

On February 5, 2026, the Company issued 30,000,000 shares of Series 1 Common Stock to its Founder for total consideration of $30.00 in cash ($0.000001 per share) plus assignment of intellectual property (the domain name ampel.ai and an associated code repository). The shares are subject to a four-year vesting schedule with a one-year cliff, pursuant to a Restricted Stock Purchase Agreement. The aggregate par value of the shares issued equals the cash consideration paid ($30.00 = 30,000,000 shares × $0.000001 par value), resulting in no additional paid-in capital. The IP assignment was valued at $0 for accounting purposes as it was contributed by the Founder at inception and had no independently established fair market value.

As of February 28, 2026, 30,000,000 shares of Series 1 Common Stock were issued and outstanding. No shares of Series 2 Common Stock, Series 3 Common Stock, or Preferred Stock have been issued.

Note 4 — Related Party Loan

In February 2026, the Company's Founder, James Baldwin Esse, made an interest-free loan to the Company in the amount of $5,000.00 to fund initial organizational expenses and working capital, including: incorporation filing fees ($308.00), registered agent fees ($125.00), funding portal fees ($1,500.00), and software services ($450.00). Of the $5,000.00 loan, $2,383.00 has been expended as of February 28, 2026, with the remainder held as working capital. The loan is unsecured, bears no interest, and is payable upon demand.

Note 5 — Proposed Regulation Crowdfunding Offering

The Company intends to conduct an offering pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933. Under this offering, the Company will distribute up to 1,000,000 membership interests in Ampel Users LLC, a crowdfunding vehicle that holds Series 3 Common Stock of the Company on a one-to-one basis, to users of the Ampel platform as equity incentive compensation. The offering has a $0 target amount and $0 maximum amount, as no cash consideration is being solicited from recipients.

Note 6 — Subsequent Events

The Company has evaluated subsequent events through February 28, 2026, the date these financial statements were available to be issued, and determined that there are no subsequent events requiring disclosure other than those described above.

Tax Return Information:

Ampel Co. was incorporated on February 5, 2026 and has not yet filed any federal income tax returns. No tax return information is available at this time. If a tax return for the fiscal year ending December 31, 2026 is filed during the offering period, the Company will provide the following information from that tax return: total income, taxable income, and total tax.

Certification:

I, James Baldwin Esse, Chief Executive Officer and Chief Financial Officer of Ampel Co., certify that:

(1) the financial statements of Ampel Co. included in this Form C are true and complete in all material respects; and

(2) Ampel Co. has not filed any federal income tax returns as of the date of this certification.

_____

James Baldwin Esse

Chief Executive Officer & Chief Financial Officer

Date: March 23, 2026

SECTION 16: DISQUALIFICATION EVENTS

§227.201(u) — Disqualification Events

None of the Company's directors, officers, or 20% or greater stockholders have been subject to any disqualification events as described in Rule 503 of Regulation Crowdfunding (17 CFR 227.503), including:

- Criminal convictions in connection with securities or investment-related activity
- Court injunctions or restraining orders related to securities
- Final orders from state securities commissions, banking authorities, or similar regulators
- SEC disciplinary orders
- SEC cease-and-desist orders
- Suspension or expulsion from FINRA or other SRO membership
- U.S. Postal Service false representation orders

SECTION 17: PROGRESS UPDATES

§227.201(v) — Updates on the Progress of the Offering

Investors may track the progress of this offering on the Ampel platform (ampel.ai) and on the funding portal's website (loupt.co).

The Company will file progress updates with the SEC as required under Regulation Crowdfunding.

SECTION 18: ANNUAL REPORTS

§227.201(w) — Annual Reports for the Company

The Company will file an annual report with the Securities and Exchange Commission and post the report on the Company's website no later than 120 days after the end of each fiscal year covered by the report.

The Company's annual reporting obligation will continue until the earliest of:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The Company has filed at least one annual report and has fewer than 300 holders of record and has total assets of $5 million or less;

(3) The Company has filed annual reports for at least three fiscal years and has total assets of $10 million or less;

(4) The Company or another party repurchases all of the securities issued under Regulation Crowdfunding; or

(5) The Company liquidates or dissolves its business.

The Company will notify investors when it becomes eligible to terminate its reporting obligations.

SECTION 19: COMPLIANCE HISTORY

§227.201(x) — Our Compliance with Reporting Obligations

The Company has not previously conducted a Regulation Crowdfunding offering and therefore has no prior reporting obligations under Regulation Crowdfunding.

SECTION 20: OTHER IMPORTANT INFORMATION

§227.201(y) — Other Important Information Prospective Investors Should Know About

The Founder's Story

Jake Esse first envisioned the concept behind Ampel in the fall of 2017 — over eight years ago. The core insight was simple: if technology platforms create enormous value from their users' engagement, data, and attention, those users should share in the value they help create. This vision led Jake through two prior ventures (Brio and Economy), each iteration bringing him closer to a workable model for user ownership.

Ampel represents the culmination of that journey. Advances in AI, regulatory frameworks (particularly Regulation Crowdfunding), and infrastructure for fractional equity distribution have finally made the model operationally feasible. Ampel is the first company to combine a consumer AI product with meaningful equity ownership for every user.

Why This Matters

The technology industry has created trillions of dollars in value over the past two decades, but that value has flowed overwhelmingly to founders, employees, and institutional investors. Users — the people whose engagement, data, and attention make these platforms valuable — have received none of it. Ampel exists to change this dynamic, starting with artificial intelligence, the most transformative technology of our era.

SECTION 21: EXHIBITS

The following exhibits are attached to or incorporated by reference into this Form C:

- Exhibit A: Comprehensive Risk Factors (incorporated in Section 6 above)
- Exhibit B: Ampel Users LLC — Terms of Membership Interests
- Exhibit C: Ampel Users LLC — Operating Agreement (summary)
- Exhibit D: Financial Statements (unaudited, officer-certified)

EXHIBIT C: AMPEL USERS LLC — OPERATING AGREEMENT (SUMMARY)

The following is a summary of the material terms of the Limited Liability Company Agreement of Ampel Users LLC (the "Operating Agreement"). This summary is qualified in its entirety by reference to the full Operating Agreement, a copy of which is available upon request from the Company. Capitalized terms used but not defined in this summary have the meanings given to them in the Operating Agreement.

Formation and Structure

Ampel Users LLC (the "Vehicle") is a Delaware limited liability company organized as a "crowdfunding vehicle" within the meaning of Rule 3a-9 under the Investment Company Act of 1940. The Vehicle and Ampel Co. (the

"Crowdfunding Issuer") act as co-issuers in securities offerings conducted pursuant to Regulation Crowdfunding. The Vehicle's sole purposes are (i) to acquire, hold, and dispose of securities issued by the Crowdfunding Issuer, and (ii) to raise capital through Regulation Crowdfunding offerings. The Vehicle may not engage in any other business or activity.

The Vehicle's principal office is located at 1 Bell Slip, 23L, Brooklyn, NY 11222. Its registered agent in Delaware is Northwest Registered Agent Service Inc., located at 8 The Green STE B, Dover, DE 19901.

Membership Interests (Units)

Membership interests in the Vehicle are represented by units ("Units"). There is one, and only one, class of Units — all Units are identical with the same rights, privileges, and obligations. This single-class requirement is mandated by Rule 3a-9(a)(3) and cannot be amended.

One-to-One Relationship. The number of Units outstanding must at all times equal the number of shares of Series 3 Common Stock held by the Vehicle. Each Unit has the same economic rights as one share of Series 3 Common Stock, including identical rights to dividends, distributions, and liquidation proceeds. This one-to-one relationship is required by Rule 3a-9(a)(6) and cannot be altered.

Units are uncertificated and evidenced solely by entries in the Vehicle's books and records. Members have no preemptive rights to acquire additional Units.

Admission of Members

Persons are admitted as Members upon: (i) completing a subscription in a Regulation Crowdfunding offering conducted by the Vehicle and the Crowdfunding Issuer as co-issuers; (ii) executing a Subscription Agreement (which serves as a Joinder Agreement); (iii) complying with all Regulation Crowdfunding requirements, including investment limits; (iv) the Vehicle receiving the consideration specified in the applicable Form C; and (v) acceptance by the Manager.

Transfer Restrictions

Units may not be transferred except: (i) through a secondary trading platform or alternative trading system designated by the Manager; or (ii) by operation of law upon the death of a Member. Any transfer must comply with applicable securities laws, and the transferee must execute a Joinder Agreement agreeing to be bound by the Operating Agreement.

Management

The Vehicle is a manager-managed LLC. Ampel Co. is the Manager. The Manager has full power and authority to manage the Vehicle's business and affairs. Members have no authority to manage the Vehicle or bind it.

Manager Limitations. The Manager may not: cause the Vehicle to borrow money or incur debt; acquire securities of any issuer other than the Crowdfunding Issuer; engage in any business other than the Vehicle's stated purposes; or take any action that would cause the Vehicle to fail to satisfy Rule 3a-9.

Manager Removal. The Manager may not be removed by the Members. The Manager serves until dissolution, resignation (with simultaneous appointment of a successor affiliated with the Crowdfunding Issuer), or cessation of legal existence.

No Manager Compensation. The Manager receives no compensation from the Vehicle. All Vehicle expenses are paid by the Crowdfunding Issuer.

Capital Contributions and Distributions

Members make capital contributions as specified in the applicable Form C for each offering. No additional contributions are required. Capital contributions are used solely to acquire Series 3 Common Stock.

Mandatory Pass-Through Distributions. Whenever the Vehicle receives any dividend, distribution, or other payment with respect to the Series 3 Common Stock it holds, the Vehicle must distribute such amount to Members pro rata based on Units held, within 30 days of receipt. The distribution per Unit equals the distribution per share of Series 3 Common Stock. This pass-through requirement is mandated by Rule 3a-9(a)(6) and cannot be amended.

Voting Rights

Pass-Through Voting. Whenever the Crowdfunding Issuer submits a matter to a vote of holders of Series 3 Common Stock (or Common Stock generally), the Vehicle must: (i) notify Members; (ii) provide all proxy materials; (iii) solicit voting instructions; and (iv) vote the shares proportionally in accordance with instructions received. Shares for which no instructions are received are not voted. This is required by Rule 3a-9(a)(7). Note: Series 3 Common Stock has no voting rights except as required by applicable law.

Company-Level Voting. Each Unit is entitled to one vote on matters submitted to Members, including material amendments to the Operating Agreement and modifications to dissolution triggers. No quorum is required.

Expenses and Prohibition on Borrowing

The Vehicle may not borrow money, issue debt, guarantee obligations, or incur indebtedness of any kind. This prohibition is required by Rule 3a-9(a)(2) and cannot be amended.

All Vehicle expenses are paid by the Crowdfunding Issuer pursuant to a written undertaking (the "Written Undertaking"), which is unconditional and irrevocable. Covered expenses include all legal, accounting, filing, administrative, transfer agent, communication, insurance, and any other costs of the Vehicle. No Member is required to pay any Vehicle expenses.

Information Rights

The Vehicle must pass through to Members all periodic reports and disclosures filed by the Crowdfunding Issuer with the SEC, all offering materials, and any other information required under Regulation Crowdfunding. This is required by Rule 3a-9(a)(8).

Members also receive: (i) annual reports on Vehicle activities; (ii) Schedule K-1 tax information by March 15 of each year; and (iii) Unit balance confirmations on request. Members have inspection rights to the Operating Agreement, Certificate of Formation, tax returns, and financial statements.

Tax Treatment

The Vehicle is treated as a partnership for federal income tax purposes. All items of income, gain, loss, deduction, and credit are allocated to Members pro rata based on Units held. The Vehicle's fiscal year is the calendar year (same as the Crowdfunding Issuer), as required by Rule 3a-9(a)(5). The Manager serves as partnership representative.

Dissolution

The Vehicle may not be voluntarily dissolved. It dissolves automatically upon: (i) an acquisition of the Crowdfunding Issuer; (ii) an IPO with gross proceeds of at least $50,000,000; or (iii) liquidation of the Crowdfunding Issuer. The Manager may add additional dissolution triggers but may not remove existing ones without a Member approval process.

Upon dissolution, assets are distributed: first to debts and liquidation expenses; then to reserves for contingent liabilities; then to Members pro rata based on Units held. Distributions may be made in cash or in kind.

Member Claims Rights

Each Member has the right to direct the Vehicle to bring a legal action against the Crowdfunding Issuer with respect to securities held by the Vehicle. If the Vehicle declines to pursue such action, the Member may pursue the claim directly. This right is required by Rule 3a-9(a)(9).

Amendments

The Manager may make administrative amendments without Member consent (e.g., curing ambiguities, reflecting regulatory changes, ministerial changes). Material amendments — including changes to the one-to-one relationship, transfer restrictions, voting rights, dissolution triggers, or Members' economic rights — require a notice-and-objection process: the Manager provides 30 days' notice, and the amendment takes effect unless Members holding at least 25% of Units object.

Certain provisions may never be amended: the sole-purpose limitation, the one-to-one relationship, mandatory pass-through distributions, and the prohibition on borrowing. These are required by Rule 3a-9.

Indemnification

The Vehicle indemnifies the Manager and its affiliates for losses arising from Vehicle business, provided they acted in good faith. Indemnification does not cover fraud, gross negligence, or willful misconduct. All indemnification costs are paid by the Crowdfunding Issuer.

Governing Law and Dispute Resolution

The Operating Agreement is governed by Delaware law. Disputes are subject to exclusive jurisdiction in the Delaware Court of Chancery (or, if unavailable, the Delaware Superior Court or U.S. District Court for the District of Delaware). All parties waive the right to a jury trial.

Rule 3a-9 Compliance Summary

The Operating Agreement is structured to satisfy all nine conditions of Rule 3a-9 under the Investment Company Act of 1940:

Condition	Requirement	Operating Agreement Provision
3a-9(a)(1)	Sole purpose is to acquire/hold/dispose of issuer securities	§3.1 (Purpose)
3a-9(a)(2)	No borrowing	§9.1 (Prohibition on Borrowing)
3a-9(a)(3)	Single class of interests	§4.2 (Single Class of Units)
3a-9(a)(4)	Issuer pays all expenses	§9.2 and Exhibit B (Written Undertaking)
3a-9(a)(5)	Same fiscal year as issuer	§11.2 (Fiscal Year)
3a-9(a)(6)	One-to-one economic relationship	§4.3, §7.3 (One-to-One; Distributions)
3a-9(a)(7)	Pass-through voting	§8.1 (Pass-Through Voting)
3a-9(a)(8)	Pass-through disclosures	§10.1 (Information Rights)
3a-9(a)(9)	Member claims rights	Article XIII (Member Claims Rights)

The full Operating Agreement is available upon request from the Company at hello@ampel.ai.

SECTION 22: SIGNATURE PAGE

This Form C, including all exhibits, is hereby signed by the issuer, its principal executive officer, its principal financial officer, and a majority of its board of directors.

Issuer:

Ampel Co., a Delaware corporation

By: _____

Name: James Baldwin Esse

Title: Chief Executive Officer

Date: March 23, 2026

Principal Executive Officer:

_____

James Baldwin Esse

Chief Executive Officer

Date: March 23, 2026

Principal Financial Officer:

_____

James Baldwin Esse

Chief Financial Officer

Date: March 23, 2026

Board of Directors (majority):

_____

James Baldwin Esse

Sole Director

Date: March 23, 2026

ITEMS STILL TO BE COMPLETED

- [x] Obtain CIK number (Section 1.4) — CIK: 0002112692

- [x] Obtain Loupt Portal LLC CRD number (Section 10.1) — CRD: 328217
- [x] Prepare financial statements exhibit (Section 15 / Exhibit D) — updated as of February 28, 2026
- [x] Confirm exact dates for Henkel employment (Section 2) — March 2024 – Present
- [x] Update financial statements for current expense/loan figures ($2,383 expenses / $5,000 loan)
- [ ] Set filing date for all signature blocks (Section 22) — fill on filing day
- [ ] Attorney review of complete Form C
- [ ] Loupt Portal review of complete Form C
- [x] Prepare Exhibit B (Terms of Membership Interests) — confirmed final version in 05_crowdfunding_vehicle
- [x] Prepare Exhibit C (Operating Agreement summary) — completed, summary inserted above Section 22